SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.3)*

Parlux Fragrances, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

701645103

(CUSIP Number)

March 4, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

CUSIP No. 025334103

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

515,034

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

515,034

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

515,034

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 025334103

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Partners (QP), LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,043,594

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,043,594

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,043,594

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 025334103

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,558,628

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,558,628

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,558,628

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.6%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 025334103

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel W. Pike

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

105,000

6.	SHARED VOTING POWER

2,558,628

7.	SOLE DISPOSITIVE POWER

105,000

8.	SHARED DISPOSITIVE POWER

2,558,628

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,663,628

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.1%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, having $.001 par value (the “Common Stock”) of Parlux Fragrances, Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of March 4, 2009 and amends and supplements the Schedule 13G originally filed on July 20, 2006, as previously amended (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on this Schedule 13G (collectively, the “Reporting Persons”) are:

•	Pike Capital Partners, LP (the “LP Fund”),
•	Pike Capital Partners (QP), LP (the “QP Fund”),
•	Pike Capital Management LLC (“Pike Management”) and
•	Daniel W. Pike (“Mr. Pike”).

Pike Management is the general partner of each of the LP Fund and the QP Fund, and therefore is deemed to have beneficial ownership of the shares of Common Stock held by the LP Fund and the QP Fund. Mr. Pike is the managing member of Pike Management and is deemed to have beneficial ownership of the shares of Common Stock beneficially owned by Pike Management.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of each of the LP Fund, the QP Fund, Pike Management and Mr. Pike is 275 Madison Avenue, Suite 418, New York, NY 10016.

ITEM 2(c).	CITIZENSHIP:

The LP Fund and the QP Fund are each a Delaware limited partnership.

Pike Management is a Delaware limited liability company.

Mr. Pike is a United States citizen.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Collectively, the Reporting Persons beneficially own 2,663,628 shares of Common Stock representing 13.1% of the outstanding shares of Common Stock.

I.	THE LP FUND
(A)	AMOUNT BENEFICIALLY OWNED: 515,034*
(B)	PERCENT OF CLASS: 2.5%
(C)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
(I)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 0
(II)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 515,034
(III)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0

(IV)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 515,034

The LP Fund has the power to dispose of and the power to vote the shares of Common Stock owned by it, which power may be exercised by its general partner, Pike Management, and Mr. Pike, the controlling person of Pike Management. By reason of the provisions of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), Pike Management and Mr. Pike may each be deemed to own beneficially the shares owned by the LP Fund, and therefore may be deemed to share the power to vote or dispose of the shares owned by the LP Fund.

II.	THE QP FUND
(A)	AMOUNT BENEFICIALLY OWNED: 2,043,594 *
(B)	PERCENT OF CLASS: 10.1%
(C)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
(I)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 0
(II)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 2,043,594
(III)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0
(IV)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 2,043,594

The QP Fund has the power to dispose of and the power to vote the shares of Common Stock owned by it, which power may be exercised by its general partner, Pike Management, and Mr. Pike, the controlling person of Pike Management. By reason of the provisions of Rule 13d-5 promulgated under the Act, Pike Management and Mr. Pike may each be deemed to own beneficially the shares owned by the QP Fund, and therefore may be deemed to share the power to vote or dispose of the shares owned by the QP Fund.

III.	PIKE MANAGEMENT
(A)	AMOUNT BENEFICIALLY OWNED: 2,558,628*
(B)	PERCENT OF CLASS: 12.6%
(C)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
(I)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 0
(II)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 2,558,628
(III)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0
(IV)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 2,558,628

Pike Management is the general partner of the LP Fund and the QP Fund. Thus, Pike Management has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by the LP Fund and the QP Fund. Pike Management owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-5 promulgated under the Act, Pike Management may be deemed to own beneficially the shares of Common Stock owned by the LP Fund and the QP Fund, and therefore may be deemed to share the power to vote or dispose of the shares owned by the LP Fund and the QP Fund.

IV.	Mr. Pike
(A)	AMOUNT BENEFICIALLY OWNED: 2,663,628*
(B)	PERCENT OF CLASS: 13.1%
(C)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
(I)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 105,000
(II)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 2,558,628

(III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:  105,000

(IV)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 2,558,628

Mr. Pike, as the Manager of Pike Management, has the power to dispose of and vote the shares of Common Stock owned by the LP Fund and the QP Fund. By reason of the provisions of Rule 13d-5 promulgated under the Act, Mr. Pike may be deemed to beneficially own the shares owned by the LP Fund and the QP Fund. Additionally, Mr. Pike personally owns 105,000 shares of Common Stock. Mr. Pike has sole power to dispose of and vote the shares of Common Stock owned by him personally.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2(a) in lieu of an Exhibit.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 9, 2009

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC, its General Partner

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC, its General Partner

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL MANAGEMENT LLC

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

/s/ Kevin R. Arps
Kevin R. Arps, as Attorney-in-Fact For Daniel W. Pike

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Parlux Fragrances, Inc. dated as of March 9, 2009 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: March 9, 2009

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC, its General Partner

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC, its General Partner

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL MANAGEMENT LLC

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

/s/ Kevin R. Arps
Kevin R. Arps, as Attorney-in-Fact For Daniel W. Pike

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints Kevin R. Arps as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of June 18, 2007.

/s/ Daniel W. Pike

Daniel W. Pike

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK ss.:

On June 18, 2007, before me, the undersigned personally appeared, Daniel W. Pike, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Matthew M. Dell Orfano

Matthew M. Dell Orfano

(signature and office of individual taking acknowledgement)

[Notary Stamp and Seal]